FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of June 2010
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 - 75755 PARIS CEDEX 15
(address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 _________

CGGVeritas Announces Launch of New BroadSeis Solution for High-Resolution Marine Seismic
Paris, France — 15 June 2010
CGGVeritas (ISIN : 0000120164 — NYSE : CGV) announces the launch of BroadSeis, a new integrated service for high-resolution marine seismic. BroadSeis is an innovative solution based on the deployment of specific configurations of Sentinel solid streamers combined with a new patented imaging technology designed to offer oil companies broadband seismic data, resulting in superior subsurface images.
BroadSeis capitalizes on the remarkable performance of the Sercel Sentinel solid streamer, particularly its extremely low noise characteristics and its ability to be deployed in configurations allowing the recording of an extra octave or more of low frequencies. Sentinel streamers are designed to record data while being towed at greater depths and are quieter than other streamers. When these Sentinel advantages are combined with innovative specific geometry configurations and our recently patented ground-breaking imaging technology, BroadSeis delivers a very high-quality signal recorded over a wide frequency bandwidth.
Robert Brunck, Chairman and CEO, CGGVeritas, said: “BroadSeis represents real progress when it comes to high-resolution imaging of reservoirs. BroadSeis mobilizes the full range of CGGVeritas technology to deliver more precise marine data with richer frequency content. This fully 3D solution is ideal for wide-azimuth acquisition as well as reservoir imaging and characterization in general. It is also immediately available on all CGGVeritas solid streamer vessels, which make up most of our fleet. BroadSeis creates remarkable images of the subsurface and represents a new technological advance in seismic imaging.”
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 14th, 2010	By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP Corporate